LORD ABBETT MUNICIPAL INCOME FUND

LORD ABBETT MUNICIPAL INCOME TRUST

90 Hudson Street

Jersey City, NJ 07302

March 9, 2010

VIA EDGAR

Ms. Kimberly A. Browning

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Lord Abbett Municipal Income Fund, Inc. (the “Company”)
Lord Abbett Municipal Income Trust (the “Trust,” and together with the Company, the “Registrants”)
Company File Nos. 002-88912 and 811-03942
Trust File Nos. 033- 43017 and 811- 06418

Dear Ms. Browning:

Reference is made to Post-Effective Amendment No. 46 to the Company’s Registration Statement,1 and Post-Effective Amendment No. 40 to the Trust’s Registration Statement,2 on Form N-1A (each, a “Registration Statement”), filed on December 1, 2009 with the U.S. Securities and Exchange Commission (the “Commission”) via EDGAR pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”).

This letter responds to comments you provided during a telephone call on Monday, January 25, 2010 with Amy E. Shapiro of Lord, Abbett & Co. LLC (“Lord Abbett”), the investment adviser to the Company and the Trust, regarding the Registration Statement. As discussed during the telephone call, the Company filed Post-Effective Amendment No. 47 to the Company’s Registration Statement,3 and the Trust filed Post-Effective Amendment No. 41 to the Trust’s Registration Statement,4 with the Commission on Thursday, January 28, 2010. Accordingly, the Registrants’ most recently filed Registration Statements did not necessarily reflect changes made in response to your comments because of the timing constraints that were discussed during the telephone call.

1 SEC Accession No. 0001193125-09-245059.

2 SEC Accession No. 0001193125-09-245064.

3 SEC Accession No. 0001193125-10-015559.

4 SEC Accession No. 0001193125-10-015573.

Ms. Kimberly A. Browning

March 9, 2010

Your comments and the Registrants’ responses thereto, are set forth below. Although the Registrants’ most recently filed Registration Statements do not necessarily reflect responses to your comments, any such responses, to the extent applicable, will be incorporated in any future Registration Statements filed by the Registrants. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement.

The Company consists of the following seven series or portfolios: National Tax Free Fund; California Tax Free Fund; Connecticut Tax Free Fund; Hawaii Tax Free Fund; Missouri Tax Free Fund; New Jersey Tax Free Fund; and New York Tax Free Fund. The Trust consists of five series or portfolios: Intermediate Tax Free Fund; Short Duration Tax Free Fund; Georgia Tax Free Trust; High Yield Municipal Bond Fund; and Pennsylvania Tax Free Trust. As used in the remaining portion of this letter, the terms “a Fund,” “each Fund,” “the Fund,” and “the Funds” refer to each Fund individually or the Funds collectively, as the context may require, unless reference to a specific Fund is provided.

Part A – Prospectus

1.        In the introductory paragraph of the Fees and Expenses Section (Item 3) for each Fund, please change the term “financial advisor” to “financial professional.”

Response:    We note that Item 3 of Form N-1A uses the term “financial professional.” We also note that Instruction 1(b) to Item 3 provides that a Fund may modify the narrative explanations if the explanation contains comparable information to that shown. We believe the terms “financial advisor” (which such term is used throughout other materials used by the Funds) and “financial professional” are comparable. Nevertheless, each Fund’s post-effective amendment to its Registration Statement reflects the requested change.

2.        In the introductory paragraph of the Fees and Expenses Section (Item 3) for each Fund, please disclose the page number for the cross-reference to “Sales Charges – Class A Share Front-End Sales Charge” of the prospectus.

Response:  We will consider implementing the requested change in future filings.

3.        In the Fee Table in the Fees and Expenses Section for each Fund, please clarify if the 12b-1 fees shown reflect the contractual amount, or if each Board of Directors/Trustees (each, a “Board”) adopted a resolution authorizing a lesser amount.

Response:    The Fee Table reflects the maximum amount of 12b-1 fees currently authorized by each Board. We note that the 12b-1 fees disclosed in the Fee Table are lower than the maximum potential 12b-1 fees allowable under the Amended and Restated Joint Rule 12b-1 Distribution Plan and Agreement, dated as of August 10, 2007 (the “12b-1 Plan”) that may be authorized by each Fund’s Board. Accordingly, the maximum potential 12b-1 fees allowable under the 12b-1 Plan are disclosed in footnote 4 to the table under “Choosing a Share Class—Key Features of Share Classes” in the statutory prospectus. Nonetheless, the Fee Table

Ms. Kimberly A. Browning

March 9, 2010

accurately states the maximum amount of 12b-1 fees payable by each Fund because, under Section 3 of the 12b-1 Plan, the Board must approve the actual 12b-1 fees payable by the Fund for each share class and that is the amount reflected in the Fee Table.

4.        Regarding footnote 1 to the Fee Table, which explains the Class C share 12b-1 fee for each Fund that has Class C shares, please delete the footnote from the Fee Table, pursuant to Item 3, and disclose the information after Item 8.

Response:    For each Fund that has Class C shares, we elect to retain the footnote under the Fee Table, since we believe that it must be clearly stated to shareholders in the summary prospectus that the 12b-1 fee that each Fund pays on Class C shares may fluctuate between 0.80% and 1.00% of the Fund’s average daily net assets, depending on the proportion of average daily net assets attributable to shares held for more or less than one year.

5.        For each Fund that has restated expense information in its Fee Tables, please revise the footnote to the Fee Table that states “[t]hese amounts have been restated from fiscal year amounts to reflect current fees and expenses,” and explain the nature of the change that resulted in a restatement (e.g., an increase or a decrease).

Response:    Instruction 3(d)(ii) to Item 3 states: “If there have been any changes in ‘Annual Fund Operating Expenses’ that would materially affect the information disclosed in the table: (A) Restate the expense information using the current fees as if they had been in effect during the previous fiscal year; and (B) In a footnote to the table, disclose that the expense information in the table has been restated to reflect current fees.” Because we believe that the footnote is consistent with the requirements of Instruction 3(d)(ii) to Item 3, we have elected to leave the disclosure as is.

6.        For each Fund, please remove the term “Summary” from the section headings currently titled “Summary of Principal Investment Strategies” and “Summary of Principal Risks.”

Response:    We included the term “Summary” in this section to distinguish between the principal strategies and principal risks sections of the summary portion of the prospectus and the same sections of the statutory prospectus. We note that the requested change will result in having two sections within the statutory prospectus that will have the exact same title. Nevertheless, each Fund’s post-effective amendment to its Registration Statement reflects the requested change.

7.        Regarding the first paragraph under the heading “[Summary of] Principal Investment Strategies” in the summary prospectus, pursuant to Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), for each of the Funds, please add the phrase “plus the amount of any borrowings for investment purposes,” to the statement that “the Fund invests at least 80% of its net assets in municipal bonds.” The statement may be added to either the summary prospectus or the statutory prospectus.

Ms. Kimberly A. Browning

March 9, 2010

Response:    We note that the requested language is already included in the statutory prospectus under “[Summary of] Principal Investment Strategies.”

8.        Regarding the second paragraph under the heading “[Summary of] Principal Investment Strategies” in the summary prospectus for the National Tax Free Fund, please indicate that “[t]he Fund may invest up to 35% of its net assets in below investment grade (also known as “non-investment grade,” “high yield,” or “junk”) municipal bonds rated by the Nationally Recognized Statistical Rating Organizations (“NRSROs”), at the time of purchase, BB/Ba or lower (or unrated by NRSROs but determined by Lord Abbett to be of comparable quality).” (Requested language is underlined.) Please make similar conforming changes to the other Funds. Although the Funds name the specific NRSROs in the statutory prospectus, the change is requested to let shareholders know who is rating the municipal bonds in the summary prospectus.

Response:    Each Fund’s future post-effective amendments to its Registration Statement will reflect the requested change.

9.        The second paragraph under the heading “[Summary of] Principal Strategies” for the National Tax Free Fund (and for each other Fund, where applicable) states that “the Fund will not invest 25% or more of its total assets in any industry; however, this limitation does not apply to tax-exempt securities issued by governments or political subdivisions of governments.” (Similarly, the seventh fundamental investment restriction in the statement of additional information states that each Fund may not “invest more than 25% of its assets, taken at market value, in the securities of issuers in any particular industry (excluding tax-exempt securities such as tax-exempt securities financing facilities in the same industry or issued by nongovernmental users and securities of the U.S. Government, its agencies and instrumentalities).)” Please specify in the prospectus the particular revenues that will back the municipal securities (e.g., tobacco revenue bonds), since the staff objects to unfettered carve outs for municipal securities from the concentration policy.

Response:    Each Fund does not focus on a particular industry, making it virtually impossible to identify with certainty every potential source of revenue underlying the municipal securities in which the Fund might invest. Therefore, we elect not to make the suggested change. Nevertheless, each Fund will consider additional disclosure regarding the application of its concentration policy.

10.      Please delete the word “other” in the following sentence in the third paragraph under the heading “[Summary of] Principal Investment Strategies” in the summary prospectus for the National Tax Free Fund: “The Fund may invest up to 20% of its net assets in bonds that pay interest subject to the federal alternative minimum tax (“AMT”), including certain private activity bonds (also known as “AMT paper”), and other fixed income securities, including bonds that pay interest that is subject to federal

Ms. Kimberly A. Browning

March 9, 2010

income tax.” Please make the conforming change to the other Funds except High Yield Municipal Bond Fund, which does not have this sentence. The change is requested because the staff objects to the use of the words “other” and “such as,” which are deemed to be “equivocal terms.”

Response:    Each Fund will revise the sentence as follows in its future post-effective amendments to its Registration Statement: “The Fund may invest up to 20% of its net assets in bonds that pay interest subject to the federal alternative minimum tax (“AMT”), including certain private activity bonds (also known as “AMT paper”), and fixed income securities that pay interest that is subject to federal income tax.” However, we object to the staff’s use of the term equivocal, which under its primary definition means “subject to two or more interpretations and usually used to mislead or confuse” (http://www.merriam-webster.com/dictionary/equivocal). The words “other” and “such as” are commonly used words and were not used by the Fund to mislead or confuse investors.

11.      Regarding the fourth paragraph under the heading “[Summary of] Principal Investment Strategies” in the summary prospectus, each Fund (except Intermediate Tax Free Fund and Short Duration Fund) states that “[u]nder normal circumstances, we intend to maintain the average weighted stated maturity of the Fund at between ten and twenty-five years.” For Funds that have an average weighted stated maturity at between ten and twenty-five years, does this long length of time give rise to additional risk disclosure since the Fund potentially may be more volatile?

Response:    Under the heading “Principal Risks—Extension Risk” in the statutory prospectus, each Fund states: “Rising interest rates may cause payments to occur at a slower-than-expected rate, extending the duration of a bond and typically reducing its value.” In addition, under the heading “Principal Risks—Interest Rate Risk,” each Fund states:

Prices of fixed income securities, including tax-exempt securities, generally fall during a rising interest rate environment. Interest rate changes typically have a greater effect on the price of fixed income securities with longer durations. Because all of the Funds (other than the Short Duration Tax Free Fund) tend to invest in longer-term bonds and [residual interest bonds (“RIBs”)] to a greater degree than some municipal bond funds, such Funds normally will be more sensitive to interest rate risk than those other municipal bond funds. Because the Short Duration Tax Free Fund primarily invests in short duration municipal bonds, it is less sensitive to interest rate risk than a fund that invests primarily in longer duration municipal bonds (although the Fund’s investments in RIBs increase its interest rate risk.

We believe that our risk disclosure in the statutory prospectus, for which a shorter version appears in the summary prospectus, addresses the potential volatility of Funds that have longer duration. Accordingly, we elect not to include additional risk disclosure.

Ms. Kimberly A. Browning

March 9, 2010

12.      Please clarify if the following two sentences in the fourth paragraph under the heading “[Summary of] Principal Investment Strategies” in the summary prospectus for the National Tax Free Fund are strategy sentences or risk sentences: “The Fund assesses risk by considering the volatility (i.e., the level of price fluctuations in the Fund’s holdings) that the Fund has over time. The Fund believes that a volatility that generally approximates the volatility of the Barclays Capital Municipal Bond Index represents a reasonable risk.” Please make conforming changes to the other Funds, where applicable.

Response:    To clarify that the two sentences cited above pertain to strategy, we will revise the disclosure, where applicable, in each Fund’s future post-effective amendments to its Registration Statement as follows: “In keeping with the Fund’s strategy to seek tax-exempt income in a manner consistent with reasonable risk, the Fund assesses risk by considering the volatility (i.e., the level of price fluctuations in the Fund’s holdings) that the Fund has over time….”

13.      Please clarify in the prospectus (i) the reset terms of the bonds and (ii) the principal and interest characteristics of the bonds (i.e., are the bonds fixed, variable, or both).

Response:    Under the heading “Principal Investment Strategies—National Tax Free Fund, California Tax Free Fund, Connecticut Tax Free Fund, Hawaii Tax Free Fund, Missouri Tax Free Fund, New Jersey Tax Free Fund, New York Tax Free Fund, Intermediate Tax Free Fund, Short Duration Tax Free Fund, Georgia Tax Free Trust, and Pennsylvania Tax Free Trust Only,” the Funds state the following:

Each Fund may invest in fixed income securities with both fixed and variable interest rates….Each Fund may invest in zero coupon bonds, deferred interest, pay-in-kind, and capital appreciation bonds….A substantial amount of each Fund’s (and a portion of the Short Duration Tax Free Fund’s) holdings may be “callable,” a feature that allows the bond issuer to redeem the bond before its maturity date.

The High Yield Municipal Bond Fund will add similar disclosure to “Principal Investment Strategies—High Yield Municipal Bond Fund Only.”

14.      For state-specific Funds, under the heading “[Summary of] Principal Investment Strategies” in the summary prospectus, please clarify the particular state in the following sentence, so that it does not appear that each Fund is seeking an exemption from the personal income taxes of all states: “To pursue its objective, under normal market conditions, the Fund invests at least 80% of its net assets in municipal bonds, the interest on which is exempt from federal and state personal income tax.”

Ms. Kimberly A. Browning

March 9, 2010

Response:    We will revise each state-specific Fund’s future post-effective amendments to its Registration Statement as follows: “To pursue its objective, under normal market conditions, the Fund invests at least 80% of its net assets in municipal bonds, the interest on which is exempt from federal and [NAME OF STATE] personal income tax.”

15.      In the third paragraph under the heading “[Summary of] Principal Investment Strategies” in the summary prospectus, the National Tax Free Fund states: “In an attempt to increase income or manage portfolio duration, the Fund may invest in certain derivatives, which are financial instruments that derive their value from the value of an underlying asset, reference rate, or index.” An investment strategy is typically considered principal if the Fund invests 20% or more of its assets pursuant to the strategy (or 15% if the strategy is especially risky). Please confirm if (i) derivatives truly will be a principal investment strategy of the Fund and (ii) derivatives are used for speculative or hedging purposes (include a plain English statement if derivatives are used for speculative purposes). Please make conforming changes where applicable.

Response:    Each Fund will consider whether to remove its derivatives disclosure from the summary prospectus in its future post-effective amendments to its Registration Statement. With the possible exception of RIBs, each Fund confirms that it engages in derivatives for hedging purposes only and thus will not add a statement concerning the use of derivatives for speculative purposes.

16.      In the third paragraph under the heading “[Summary of] Principal Investment Strategies” in the summary prospectus, each Fund states that “[s]ome derivatives may cause the Fund to realize a limited amount of taxable income.” Please clarify if this sentence is strategy disclosure or risk disclosure.

Response:    Each Fund clarifies that the sentence is better classified as risk disclosure. Each Fund already has a similar sentence under the heading “[Summary of] Principal Risks—Derivatives Risk” and will delete the duplicative sentence under “[Summary of] Principal Investment Strategies” in the Fund’s future post-effective amendments to its Registration Statement.

17.      For state-specific Funds, in the section “[Summary of] Principal Risks” in the summary prospectus, under the subheading “State and Territory Risks,” each Fund states that “[b]ecause the Fund focuses on a particular state, the Fund’s performance may be more affected by local, state, and regional factors than a fund that invests in municipal bonds issued in many states.” Please refer to the name of the state instead of using the term “particular state.”

Response:    Each state-specific Fund’s future post-effective amendments to its Registration Statement will reflect the following change: “Because the Fund focuses on [NAME OF STATE], the Fund’s performance may be more affected by local, state, and regional factors than a fund that invests in municipal bonds issued in many states.”

Ms. Kimberly A. Browning

March 9, 2010

18.      For state-specific Funds, in the section “[Summary of] Principal Risks” in the summary prospectus, under the subheading “State and Territory Risks,” please clarify if there are any state-specific risks that should be discussed (e.g., California). The staff believes that risks that are principal and material should be discussed in the prospectus.

Response:    We believe that the paragraph under “[Summary of] Principal Risks—State and Territory Risks” explains the principal and material risks of investing in a Fund that focuses on a particular state. In addition, we have an extensive discussion of state risk factors in our statement of additional information.

19.      In the paragraph under the heading “Example,” please conform the language used Item 3 of Form N-1A.

Response:    The first instruction under Item 3 states that “[a] Fund may modify the narrative explanations if the explanation contains comparable information to that shown.” Because we believe that our narrative explanation contains comparable information to that shown in Item 3, we believe that the disclosure comports with Item 3 of Form N-1A and, therefore, elect to retain the disclosure.

20.      In the paragraph under the heading “Payments to Broker-Dealers and Other Financial Intermediaries,” please conform the language used to Item 8 of Form N-1A.

Response:    We note that Item 8 specifically states that “a Fund may modify the statement if the modified statement contains comparable information.” We believe that the modified statement is comparable to Item 8. Accordingly, each Fund will continue to use the modified statement.

21.      Under the heading “Principal Investment Strategies—National Tax Free Fund, California Tax Free Fund, Connecticut Tax Free Fund, Hawaii Tax Free Fund, Missouri Tax Free Fund, New Jersey Tax Free Fund, New York Tax Free Fund, Intermediate Tax Free Fund, Short Duration Tax Free Fund, Georgia Tax Free Trust, and Pennsylvania Tax Free Trust Only,” certain sentences begin with the phrase “the Fund.” Please clarify if such sentences were intended to apply to a particular Fund or all of the Funds named in the heading.

Response:    The sentences starting with the phrase “the Fund” were intended to apply to all of the Funds named in the heading. Each Fund’s post-effective amendment to its Registration Statement corrected this typographical error.

22.      In the fifth paragraph under the heading “Principal Investment Strategies—National Tax Free Fund, California Tax Free Fund, Connecticut Tax Free Fund, Hawaii Tax Free Fund, Missouri Tax Free Fund, New Jersey Tax Free Fund, New York Tax Free Fund, Intermediate Tax Free Fund, Short Duration Tax Free Fund, Georgia Tax Free Trust, and Pennsylvania Tax Free Trust Only,” please use “hold” (or “invest and hold”) in

Ms. Kimberly A. Browning

March 9, 2010

the following sentence: “The Fund may invest up to 15% of its net assets in illiquid securities that cannot be disposed of in seven days in the ordinary course of business at fair value.”

Response:    We elect not to make this suggested change. In our view, the current disclosure is consistent with the Commission staff’s March 1992 revisions to the Guidelines to Form N-1A, which “permit a mutual fund to invest up to 15% of its assets in illiquid assets [emphasis added].” In revising the Guidelines, the Commission staff stated: “For example, an equity fund that begins to experience a net outflow of assets because investors increasingly shift their moneys from equity to income funds should consider reducing its holdings of illiquid securities in an orderly fashion in order to maintain adequate liquidity [emphasis added].” In addition, in “Valuation of Portfolio Securities and other Assets Held by Registered Investment Companies – Select Bibliography of the Division of Investment Management” (http://www.sec.gov/divisions/investment/icvaluation.htm), modified June 9, 2009, the staff stated: “Open-end funds may invest up to fifteen percent of their net assets in illiquid securities and other illiquid assets.” We believe that these statements indicate that each Fund’s non-fundamental investment restriction regarding illiquid securities applies at the time of investment. Accordingly, the paragraph immediately following each Fund’s non-fundamental investment restrictions in the statement of additional information states: “The Fund will not be required to sell illiquid securities if it exceeds the 15% limit due to market activity or the sale of liquid securities; however, in these situations the Fund will take appropriate measures to reduce the percent of its assets invested in illiquid securities.”

23.      In the twelfth paragraph under the heading “Principal Investment Strategies—National Tax Free Fund, California Tax Free Fund, Connecticut Tax Free Fund, Hawaii Tax Free Fund, Missouri Tax Free Fund, New Jersey Tax Free Fund, New York Tax Free Fund, Intermediate Tax Free Fund, Short Duration Tax Free Fund, Georgia Tax Free Trust, and Pennsylvania Tax Free Trust Only,” owing to the staff’s objection to equivocal terms, please do not use the phrase “other types of derivatives” in the following sentence: “Each Fund may invest in swap transactions, interest rate caps and similar instruments, floaters, RIBs, and other types of derivatives, as discussed below:…”

Response:    The Funds’ future post-effective amendments to its Registration Statement will reflect the following change: “Each Fund may invest in the following types of derivatives:….”

24.      With respect to “Principal Risks (All Funds)—RIB Risk,” please add disclosure in the prospectus that each Fund will have a segregated account to cover the RIB (or floating rate note).

Response:    Under the heading “Principal Risks (All Funds)—RIB Risk,” each Fund’s future post-effective amendments to its Registration Statement will reflect the requested change.

25.      With respect to “Principal Risks (All Funds)—RIB Risk,” please specify (in

Ms. Kimberly A. Browning

March 9, 2010

the prospectus or the statement of additional information) if there are any percentage limitations on the amount of total assets that may be invested in RIBs.

Response:    Under the heading “Principal Investment Strategies—National Tax Free Fund, California Tax Free Fund, Connecticut Tax Free Fund, Hawaii Tax Free Fund, Missouri Tax Free Fund, New Jersey Tax Free Fund, New York Tax Free Fund, Intermediate Tax Free Fund, Short Duration Tax Free Fund, Georgia Tax Free Trust, and Pennsylvania Tax Free Trust Only—RIBs” (Item 9), each Fund states that “it may invest up to 20% of its assets in RIBs to enhance income and manage portfolio duration.” Under the heading “Principal Investment Strategies—High Yield Municipal Bond Fund Only,” the High Yield Municipal Bond Fund states that it “may invest up to 100% of its assets in RIBs to enhance income and manage portfolio duration.”

Part B – Statement of Additional Information

26.      In footnote 2 to the first fundamental investment restriction, please use the definition of “bank” as defined in Section 2(a)(5) under the 1940 Act instead of the following: “The term ‘bank’ includes depository institutions, domestic branches and agencies of foreign banks, and member banks of the Federal Reserve System, among others.”

Response:    In each Fund’s future post-effective amendments to its Registration Statement, the current footnote 2 will be deleted and replaced with the following: “As defined under Section 2(a)(5) of the 1940 Act.”

27.      With respect to the seventh fundamental investment restriction (concentration policy), which states that each Fund may not “invest more than 25% of its assets, taken at market value, in the securities of issuers in any particular industry (excluding tax-exempt securities such as tax-exempt securities financing facilities in the same industry or issued by nongovernmental users and securities of the U.S. Government, its agencies and instrumentalities),” please change “more than 25%” to “25% or more,” owing to the staff’s position that concentration is 25% or more.

Response:    We believe that the current disclosure is correct and therefore elect not to make the suggested change. Instruction 4 to Item 9(b)(1) of Form N-1A states: “Disclose any policy to concentrate in securities of issuers in a particular industry or group of industries (i.e., investing more than 25% of a Fund’s net assets in a particular industry or group of industries.” The Form N-1A adopting release “Registration Form Used by Open-End Management Investment Companies” (IC-23064; March 18, 1998) states under the heading “Concentration”: “The Commission’s staff has taken the position for purposes of the concentration disclosure requirement that a fund investing more than 25% of its assets in an industry is concentrating in that industry. The Proposed Amendments incorporated this percentage test into Form N-1A.” We believe that the use of the term “more than 25% of its total assets” in the adopting release,

Ms. Kimberly A. Browning

March 9, 2010

along with its longstanding presence in Form N-1A, should permit each Fund to rely on this formulation of the concentration policy.

28.      The fourth fundamental investment restriction states that “the Short Duration Tax Free Fund may lend money to other Lord Abbett Funds to the extent permitted by applicable law and any exemptive relief obtained by the Fund.” If the Short Duration Tax Free Fund has obtained exemptive relief, please disclose the existence of such relief.

Response:    We confirm that the Short Duration Tax Free Fund has not obtained exemptive relief.

29.      Please remove the term “knowingly” from the second non-fundamental investment restriction (regarding investments in illiquid securities).

Response:    Each Fund’s Board of Directors/Trustees must approve any change to the non-fundamental investment restriction. The Funds will take the comment under advisement.

30.      With respect to the section “Investment Policies—Borrowing Money,” please add disclosure pursuant to Section 18(f)(1) stating that each Fund will reduce its borrowings within three days if the Fund’s borrowings exceed 33-1/3% of its total assets.

Response:    Each Fund’s future post-effective amendments to its Registration Statement will reflect the requested change.

*        *        *        *        *

Each Registrant acknowledged in its transmittal letter in connection with its filing on Thursday, January 28, 2010: (i) it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement; (ii) Commission staff comments or changes to the disclosure in response to staff comments, if any, do not foreclose the Commission from taking any action with respect to the Registration Statement; and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call the undersigned at (201) 827-2225.

Sincerely,

/s/ Thomas R. Phillips
Thomas R. Phillips
Vice President and Assistant Secretary